Deswell Industries, Inc.
17B, Edificio Comercial Rodrigues
599 Avenida da Praia Grande
Macao, Special Administrative Region, PRC
Tel: (853) 2832-2096
Fax: (853) 2832-3265
April 18, 2008
Via EDGAR
John M. Hartz,
Senior Assistant Chief Accountant
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-7010

Re:	Deswell Industries, Inc.
Form 20-F for the fiscal year ended March 31, 2007
Filed August 1, 2007
Forms 6-K filed November 20, 2007
File No. 0-26448
Dear Mr. Hartz:
This is in response your comment letter of February 27, 2008 to the undersigned as Chief Financial Officer of the Company. For the convenience of the staff, each comment is repeated verbatim with our response immediately following.
Form 20-F for the year ended March 31, 2007
Property, Plants and Equipment, page 24
1.	Comment: We have read your response to comment 1. In the future, please include more clarifying information concerning the disposal of long-lived assets. Your disclosures should include the underlying reasons why they are classified as held for use, sale or disposal at each period end, and if material, why and whether the disposal is considered a discontinued operation. Also see paragraphs 47 and 48 of SFAS 144, for further disclosures.
Response:
Your comment is noted and in the future we will provide more clarification concerning the disposal of long-lived assets, including the underlying reasons why they are classified as held for use, sale or disposal, as applicable, at each period end, and if material, why and whether the disposal is considered a discontinued operation. In that regard, we will also review paragraphs 47 and 48 of SFAS 144.
10. Income Taxes, page F-12
2.	Comment: We have read your response to comment 3 in our letter dated January 14, 2008. You have told us that the amounts associated with your tax exempted companies are aggregated into the single line item “Effect of income for which no income tax is chargeable” in the rate reconciliation table on page F-14. Given the significance of this reconciling item to your effective tax rates for all periods presented, please disclose in future filings the amounts associated with each individual tax exempted company, as previously requested. Please also confirm that you will include the clarifying information provided in your response related to the nature of these entities in future filings.

John M. Hartz
Senior Assistant Chief Accountant
April 18, 2008

Response:
Your comment is noted and we will disclose in future filings the amounts associated with each individual tax exempted company if the amounts are material. We confirm that we will include in future filings clarifying information related to the nature of these entities of the type provided in response to Comment 3 of your comment letter of January 14, 2008.
3.	Comment: We have read your response to comment 5 in our letter dated January 14, 2008. You refer us to previously filed Forms 6-K which describe the underlying history and reason for the $1 million write-off. In future filings, as applicable, given the materiality of this situation, we believe that you should include, at a minimum, a brief description of the facts and circumstances that necessitated the write-off.
Response:
Your comment is noted and we will provide in future filings a brief description of the facts and circumstances that necessitated the write-off where related to a discussion of a period covered by the financial statements presented, and will also provide disclosure elsewhere in the filing, as appropriate.
Form 6-K filed November 20, 2007
4.	Comment: We have read your response to comment 8. We note that you assessed the implied fair value of the Kwanta goodwill in 1996 and 1999 and found it, to be nil. We also note that Kwanta was dormant in September 2002. Therefore it is unclear to us why a goodwill impairment was not recorded earlier than the second quarter of fiscal 2008. Please advise.
Response:
The goodwill impairment was not recorded until the second quarter of fiscal 2008 as management considered it immaterial to our consolidated enterprise because of the relatively small amounts of consideration Deswell paid in prior fiscal years for the assets giving rise to the acquired goodwill. Management determined to record the goodwill impairment in the second quarter of fiscal 2008 as a consequence of its continuing consideration and evaluation of the operations of Deswell’s metal division. Historically, the operations of our metal division have never been material to Deswell’s operations as a consolidated enterprise. However, since the incident involving doubtful sales (which we disclosed when we reported our results for the quarter and six months ended September 30, 2005 and which is the subject of Comment number 5 in your letter of January 14, 2008 and our response letter of February 15, 2008), management has focused, thoroughly evaluated and strengthened the controls of Deswell’s metal division. Over that time, the scope of Deswell’s metallic operations have been limited to providing integrated services to OEM customers of our electronic division customers and metal product sales exclusively to those valuable OEM customers whose orders could be relied upon to produce profitable results. The operations of our electronic and metal divisions were again reviewed when Deswell began considering the acquisition of the remaining minority interest of that group in June 2007. As part of the deliberations and in assessing the fair value of acquired goodwill of Kwanta in 1996 and 1999, management considered the contribution of the metal division to the entire enterprise to be relatively small and limited as they were then (and now) confined to providing internal support services to our electronic division. Accordingly, at the time the acquisition of the remaining minority interest was consummated, management’s assessment of the acquired goodwill was that it had been impaired to nil value and thus reflected the impairment in Deswell’s financial statements for the second quarter of fiscal 2008.

John M. Hartz
Senior Assistant Chief Accountant
April 18, 2008

* * * *
In connection with responding to your comments, we acknowledge that:
•	the Company is responsible for the adequacy and accuracy of the disclosures in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
* * * *
If you have any further comments or questions, please do not hesitate to contact the undersigned.

Sincerely, DESWELL INDUSTRIES, INC.
By:	/s/ Eliza Y. P. Pang
Eliza Y. P. Pang
Chief Financial Officer

cc:	Ms. Jenn Do via email (dop@sec.gov) and fax (202) 772-9368